SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.1)*

                          Metrologic Instruments, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    591676101
                                 (CUSIP Number)

                              Martin D. Sklar, Esq.
                     Kleinberg, Kaplan, Wolff & Cohen, P.C.
                   551 Fifth Avenue, New York, New York 10176
                               Tel: (212) 986-6000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 12, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott Associates, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8       SHARED VOTING POWER
                681,553

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                681,553

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                681,553

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                3.0%

14.     TYPE OF REPORTING PERSON*
                PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International, L.P.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8       SHARED VOTING POWER
                1,022,332

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                1,022,332

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                1,022,332

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES* [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.5%

14.     TYPE OF REPORTING PERSON*
                PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.      NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                Elliott International Capital Advisors Inc.

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)[x]
        (b)[ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
                WC

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.      SOLE VOTING POWER
                0

8       SHARED VOTING POWER
                1,022,332

9.      SOLE DISPOSITIVE POWER
                0

10.     SHARED DISPOSITIVE POWER
                1,022,332

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,022,332

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*         [ ]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                4.5%

14.     TYPE OF REPORTING PERSON*
                CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.01 par value (the "Common Stock"), of Metrologic Instruments, Inc. (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries ("Elliott Associates"), Elliott International, L.P. ("Elliott International" and, together with Elliott Associates, the "Elliott Parties"), and Elliott International Capital Advisers Inc. (collectively with the Elliott Parties, the "Reporting Persons") as of September 12, 2006 and amends and supplements the
Schedule 13D filed on July 3, 2006 (collectively, the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Elliott Working Capital                     $10,300,556

Elliott International Working Capital       $15,450,874


ITEM 4.  Purpose of Transaction.

     On September 12, 2006, the Issuer agreed to be acquired for cash by a corporation to be owned by a group of investors led by investment funds affiliated with Francisco Partners. The investor group also includes Elliott Associates, Elliott International, and C. Harry Knowles, the Issuer's chief executive officer. The acquisition is to be effected by a merger (the "Merger") of Merger Corporation, a subsidiary of Meteor Holding Corporation ("MHC"), with and into the Issuer pursuant to a definitive merger agreement (the "Merger Agreement"). MHC is currently a wholly owned subsidiary of FP-Metrologic, LLC, a Delaware limited liability company ("FP LLC"). Francisco Partners II, L.P. ("FP II") and Francisco Partners Parallel Fund II, L.P. ("FPP II" and, together with FP LLC and FP II, the "FP Parties") collectively hold 100% of the interests in FP LLC. If the Merger is approved by the Issuer's shareholders, the Elliott Parties are expected to own approximately 15% of the resulting private company.

     Pursuant to a Contribution and Voting Agreement (the "Contribution and Voting Agreement") dated as of September 12, 2006, entered into among MHC, Elliott Associates and Elliott International, the Reporting Persons have agreed, subject to the terms and conditions thereof, that immediately prior to the closing of the Merger, the Elliott Parties will contribute their shares of the Issuer's Common Stock to MHC in exchange for common and preferred stock in MHC. Pursuant to the Contribution and Voting Agreement, the Elliott Parties have also agreed to vote in favor of the Merger and against any alternative proposal. The Contribution and Voting Agreement terminates automatically upon a termination of the Merger Agreement.

     In addition, Elliott Associates has entered into a letter agreement (the "MHC Letter Agreement") dated September 12, 2006 with MHC pursuant to which Elliott Associates or its assignee will, subject to the terms of such letter agreement, be entitled to receive a portion of any termination fee received by MHC in connection with a termination of the Merger Agreement, a portion of which will be forfeited under certain circumstances in the event that the Elliott Parties fail to vote against an alternative proposal during the three-month period after a termination of the Merger Agreement. Elliott Associates has also entered into a letter agreement (the "FP Management Letter Agreement") dated September 12, 2006 with Francisco Partners Management, LLC ("FP Management"), pursuant to which Elliott Associates or its assignee will be entitled to receive a portion of a fee payable to FP Management from MHC upon the consummation of the Merger and certain advisory and other fees received by FP Management from MHC.

     The Reporting Persons may be deemed to be a member of a group within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, consisting of the FP Parties, MHC, and the Reporting Persons, and possibly also with Mr. Knowles, his wife Janet Knowles (also a director and employee of the Issuer), and certain of their affiliates and family trusts.

     The FP Parties currently own no shares of Common Stock, and Mr. and Mrs. Knowles and certain of their affiliates and family trusts currently own 9,407,131 shares of Common Stock constituting approximately 41.4% of the outstanding shares of Common Stock.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Elliott beneficially owns 681,553 shares of Common Stock, constituting 3.0% of all of the outstanding shares of Common Stock.

     Elliott International and EICA beneficially own an aggregate of 1,022,332 shares of Common Stock, constituting 4.5% of all of the outstanding shares of Common Stock.

     Collectively, Elliott, Elliott International and EICA beneficially own 1,703,885 shares of Common Stock constituting 7.5% of all of the outstanding shares of Common Stock. The shares reported as beneficially owned by the Elliott Parties in this Schedule 13D exclude the shares owned by Mr. and Mrs. Knowles and their affiliates and family trusts.

     (b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

     Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

     (c) The following transactions were effected by Elliott during the past sixty (60) days:

                                         Approx. Price per
                        Amount of Shs.   Share (excl. of
Date         Security   Bought (Sold)    commissions)

09-12-2006   Common        3,080               $18.10
09-12-2006   Common       (3,080)              $18.10


     The following transactions were effected by Elliott International during the past sixty (60) days:

                                         Approx. Price per
                        Amount of Shs.   Share (excl. of
Date         Security   Bought (Sold)    commissions)

09-12-2006   Common        4,620              $18.10
09-12-2006   Common       (4,620)             $18.10


     All of the above transactions were effected on the Nasdaq Global Select Market.

     No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

     (d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

     No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     See Item 4 for a description of the Contribution and Voting Agreement and certain letter agreements entered into by Reporting Persons.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement (previously filed)

         Exhibit B - Contribution and Voting Agreement

         Exhibit C - MHC Letter Agreement

         Exhibit D - FP Management Letter Agreement

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  September 13, 2006

         ELLIOTT ASSOCIATES, L.P.
         By: Elliott Capital Advisors, L.P., as General Partner
               By: Braxton Associates, Inc., as General Partner


                      By: /s/ Elliot Greenbert
                          ---------------------------
                               Elliot Greenberg
                               Vice President


         ELLIOTT INTERNATIONAL, L.P.
         By:  Elliott International Capital Advisors Inc.,
                   as Attorney-in-Fact


                      By: /s/ Elliot Greenbert
                          ---------------------------
                                Elliot Greenberg
                                Vice President


         ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.


         By: /s/ Elliot Greenbert
             ---------------------------
                  Elliot Greenberg
                  Vice President

                                   EXHIBIT B

                       CONTRIBUTION AND VOTING AGREEMENT

     CONTRIBUTION AND VOTING AGREEMENT, dated as of September 12, 2006 (this "Agreement"), between (i) Meteor Holding Corporation, a Delaware corporation ("Parent"), on the one hand, and (ii) each of (A) Elliott Associates, L.P., a Delaware limited partnership ("EA") and (B) Elliott International, L.P., a Cayman Islands limited partnership ("EI", and together with EA, the "Co Investors"), on the other hand. Unless expressly provided otherwise in this Agreement, capitalized terms defined in the Merger Agreement when used in this Agreement shall have the same meanings set forth in the Merger Agreement (defined below).

     WHEREAS, concurrently with the execution and delivery of this Agreement, Parent has entered into an Agreement and Plan of Merger, dated as of the date hereof (as may be amended from time to time, the "Merger Agreement"), with Metrologic Instruments, Inc., a New Jersey corporation (the "Company") and Meteor Merger Corporation, a New Jersey corporation ("Merger Sub"), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the "Merger") and as a wholly owned subsidiary of Parent;

     WHEREAS, in connection with the consummation of the Merger, each of the Co Investors shall become parties to a stockholders' agreement in the form attached hereto as Exhibit A (the "Stockholders Agreement");

     WHEREAS,  in  connection  with the  consummation  of the  Merger,  C. Harry
Knowles (the "HK Investor") and certain other parties have entered into a Contribution and Voting Agreement with Parent dated as of the date hereof (the "HK Agreement") pursuant to which, among other things, the HK Investor has agreed to contribute shares of Company Common Stock (as defined herein) (the "HK Company Shares") in exchange for shares of Parent Common Stock (as defined herein) and Parent Junior Preferred Stock (as defined herein) (the "HK Shares"), in accordance with the terms and conditions of the HK Agreement;

     WHEREAS, in connection with the execution of the Merger Agreement, Parent has received certain financing commitments and agreements from FP-Metrologic, LLC (the "FP Investor") with respect to the provision of equity financing to effect the Merger (the "Equity Financing Commitments");

     WHEREAS, in connection with the execution of the Merger Agreement, Parent has received certain financing commitments and agreements from Morgan Stanley Senior Funding, Inc. (the "Lender") with respect to the provision of debt financing to effect the Merger (the "Debt Financing Commitments", and together with the Equity Financing Commitments, the "Financing Commitments");

     WHEREAS, the Co-Investors desire to contribute certain property to Parent as provided herein in exchange for the Co-Investor Shares (as defined herein), and it is intended that the issuance of the Co-Investor Shares in exchange for such property, when taken together with the issuance of the HK Shares in exchange for the HK Company Shares and the FP Investor' purchase of the FP Shares, will qualify as tax-free exchanges within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"); and

     WHEREAS, the parties hereto desire to make certain agreements, representations, warranties and covenants in connection with the Merger, the Merger Agreement, the Stockholders Agreement, the Financing Commitments and the transactions contemplated hereby and thereby (collectively, the "Transactions").

     NOW, THEREFORE, in consideration of the mutual covenants and conditions as hereinafter set forth, the parties hereto do hereby agree as follows:

I.      CONTRIBUTIONS.

     1.1 Co-Investor Contributions. At the Contribution Closing (as defined below), upon the terms and subject to the conditions of this Agreement, each of the Co-Investors hereby agrees, severally and not jointly, to transfer, contribute and deliver to Parent the number of shares of Common Stock, par value $0.01 per share, of the Company (the "Company Common Stock") set forth opposite its name on Schedule I hereto (the "Co-Investor Contributions"). In exchange for the Co-Investor Contributions, Parent hereby agrees to issue at the Contribution Closing to each of the Co-Investors the number of shares of Common Stock, par value $0.01 per share, of Parent ("Parent Common Stock") and the number of shares of Junior Preferred Stock, par value $0.01 per share, of Parent ("Parent Junior Preferred Stock") set forth opposite its name on Schedule II hereto (the "Co-Investor Shares"). The allocation of shares of Parent Common Stock and Parent Junior Preferred Stock to be issued to each Co-Investor in exchange for the Co-Investor Contribution will be in the same relative proportion as the allocation of the shares of Parent Common Stock and Parent Junior Preferred
Stock issued to the FP Investor in exchange for funding its Equity Financing Commitments (the "FP Shares"). The Parent Junior Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the restated certificate of incorporation of Parent in substantially the form attached as Exhibit B hereto (the "Restated Certificate").

     1.2 Delivery of Funds and Certificates. Subject to the satisfaction (or waiver by the parties entitled to the benefit thereof) of the conditions set forth in Section 1.3 of this Agreement, the closing of the transactions contemplated hereby (the "Contribution Closing") will take place at the offices of Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304, or at such other location as the parties may mutually agree, immediately prior to the Closing (as defined in the Merger Agreement). At the Contribution Closing, Parent will deliver to each of the Co-Investors duly executed certificates, registered in the Co-Investor's name, representing the Co-Investor Shares being issued to such Co-Investor at the Contribution Closing, against the transfer, contribution and payment to Parent of the Co-Investor Contribution by such Co-Investor (including the delivery of certificates evidencing the applicable number of shares of Company Common Stock with respect to such Co Investor duly endorsed to Parent or, if not held in certificated form, other evidence of transfer of such Company Common Stock reasonably acceptable to Parent), which shall represent payment in full for such Co-Investor Shares.

     1.3 Conditions to the Obligations of the Parties Hereunder. The respective obligations of the Co-Investors to Parent to consummate the transactions contemplated by this Article I of this Agreement shall be several, and not joint, and shall be subject to and conditioned upon the following: (i) the representations and warranties of Parent set forth in this Agreement being true and correct in all material respects at and as of the Closing as if made at and as of the Closing; (ii) Parent's compliance in all material respects with its obligations hereunder; (iii) the absence of any prohibition against the consummation of the transactions contemplated hereby by any applicable law, statute, rule, regulation, judgment or order of any governmental authority of competent jurisdiction; (iv) the filing by Parent of the Restated Certificate (which Restated Certificate shall provide that it is to be effective upon filing); (v) the furnishing of funds by the FP Investor to Parent in satisfaction of its obligations to Parent with respect to the Equity Financing Commitments and the execution by the FP Investor of the Stockholders Agreement; and (vi) the satisfaction or waiver by Parent (in accordance with this Agreement) and/or the Company, as applicable, of all of the conditions to the consummation of the Merger (as set forth in the Merger Agreement); provided that the satisfaction, or waiver by Parent, of the conditions to the consummation of the Merger set forth in Section 7.2(e) or Section 7.2(f) of the Merger Agreement shall not be a condition to the performance by the Co-Investors of their respective obligations to Parent hereunder. Parent's agreement with each Co Investor is a separate agreement, and the issuance of Shares to each Co-Investor in exchange for such Co-Investor's contribution in accordance with the terms hereof is a separate issuance of Shares.

     1.4 Termination. This Agreement shall automatically terminate and the Transactions shall be abandoned if at any time prior to the Contribution Closing the Merger Agreement shall have been terminated, and upon such termination this Agreement shall immediately become void and there shall be no liability or obligation on the part of Parent or any of the Co-Investors under this Agreement; provided however, that: (a) any such termination of this Agreement shall not relieve any party from liability for any willful breach of this Agreement; and (b) Section 4.4 (Fees and Expenses), this Section 1.4 (Termination) and Article V (Miscellaneous) of this Agreement shall remain in full force and effect and survive any termination of this Agreement in
accordance   with  its  terms.

II.   REPRESENTATIONS AND WARRANTIES.

     2.1 Representations and Warranties of Parent. Parent represents and warrants to the Co-Investors as follows:

     (a) Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the state of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement and the agreements contemplated hereby and to perform its obligations hereunder and thereunder. The execution and delivery by Parent of this Agreement and the agreements contemplated hereby, the performance by Parent of its obligations hereunder and thereunder, and the consummation by Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action, except for the approval of the Restated Certificate. This Agreement has been duly executed and delivered by Parent and, assuming the due authorizations, executions and deliveries thereof by the other parties hereto, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law). At the Contribution Closing, the Stockholders Agreement will have been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery thereof by the other parties thereto, will constitute a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).

     (b) The execution, delivery and performance by Parent of this Agreement and the Stockholders Agreement and the agreements contemplated hereby and thereby and the consummation by Parent of the transactions contemplated hereby and thereby do not and will not, with or without the giving of notice or the passage of time or both, (i) violate the provisions of any law, rule or regulation applicable to Parent or its properties or assets, (ii) upon obtaining the requisite approval of Parent's board of directors and stockholders of the Restated Certificate and the effective filing of the Restated Certificate, violate the provisions of the certificate of incorporation or bylaws of Parent,
(iii) violate, conflict with or result in any breach, default or contravention of, or the creation of any Lien under, any note, bond, mortgage, contract, agreement, license or other instrument or obligation to which Parent is a party or by which it or any of its assets are bound, except for such violations, conflicts, breaches, defaults, contraventions or Liens, that, individually or in the aggregate, are not reasonably likely to result in a material adverse effect on the ability of Parent to consummate the Transactions, or (iv) violate any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to Parent or their properties or assets.

     (c) No consent, approval, exemption or authorization is required to be obtained from, no notice is required to be given to and no filing is required to be made with any third party (including, without limitation, governmental and quasi-governmental agencies, authorities and instrumentalities of competent jurisdiction) by Parent in order (i) for each of this Agreement and the Stockholders Agreement to constitute a legal, valid and binding obligation of Parent or (ii) to authorize or permit the consummation by Parent of the issuance of the Co-Investor Shares, except (A) to the extent required pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the "HSR Act"), and any similar applicable competition or antitrust laws, (B) the filing of the Restated Certificate with the Secretary of State of the State of Delaware and (C) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the issuance of the Co-Investor Shares.

     (d) As of the date hereof, the authorized capital stock of Parent consists of 1,000 shares of Parent Common Stock. As of the date hereof, one (1) share of Parent Common Stock is issued and outstanding and held of record by the FP Investor. There are no options, warrants or other rights to purchase capital stock of Parent, or securities convertible into or exercisable or exchangeable for capital stock of Parent, except pursuant to this Agreement, the HK Agreement and agreements to be entered into between Parent and the FP Investor to effect the Equity Financing Commitments. Parent has delivered to the Co-Investors true and complete copies of its charter and bylaws as in effect on the date hereof.

     (e) The Co-Investor Shares, when issued and delivered in accordance with the terms hereof and upon receipt of payment required to be made hereunder, will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any mortgage, pledge, security interest, claim, encumbrance, lien or charge of any kind, excluding restrictions under applicable securities laws (each, a "Lien"), except as may be otherwise set forth in the Stockholders Agreement.

     (f)  Parent  was  organized   solely  for  the  purpose  of  effecting  the
Transactions and as of the Contribution Closing will have engaged in no activity other than in connection with the Transactions.

     (g) Assuming (A) the Co-Investors satisfy their obligations with respect to the Co-Investor Contributions, (B) the HK Investor satisfy his obligations with respect to contributing the HK Company Shares in accordance with the HK Agreement (the "HK Contributions") and (C) the FP Investor fund its obligations pursuant to the Equity Financing Commitments, in each case at or prior to the Contribution Closing, (i) the FP Investor, the HK Investor and the Co-Investors, when taken together, shall hold at least 80% of the voting stock of Parent and at least 80% of each class of nonvoting stock, if any, at the time of the Contribution Closing, and (ii) the Co-Investor Contributions, HK Contributions, the equity financing provided by the FP Investor, and the debt financing provided by the Lender, together with cash and fully liquid cash equivalents on the Company's balance sheet as of the Closing, will be sufficient to pay the Merger Consideration (as defined in the Merger Agreement) and all expenses of Parent, the FP Investor, the HK Investor and the Co-Investors.

     (h) Parent has no current plan or intention to reacquire any of the FP Shares, the HK Shares or the Co-Investor Shares. Parent will not cause any action to be taken or fail to take any action that is reasonably likely to prevent the stock issuances to the Co-Investors and the HK Investor contemplated by this Agreement from qualifying as tax-free exchanges under Section 351 of the Code; provided, however, that Parent shall not be prohibited from taking any action that is permitted by this Agreement or any other agreement referenced herein.

     (i) Parent (i) is an "accredited investor" within the definition of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act, (ii) is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that he is able to fend for itself, can bear the economic risk of its investment in the Company, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the investment in the Subject Shares and can afford a complete loss of its investment, (iii) understands that no public market will exist for the Subject Shares and there is no assurance that a pubic market will ever exist for the Subject Shares and (iv) understands that the Subject Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Subject Shares or an available exemption from registration under the Securities Act, the Subject Shares must be held indefinitely.

     2.2 Representations and Warranties of the Co-Investors. Each of the Co Investors represents and warrants, severally and not jointly, to Parent that:

     (a) The execution and delivery by such Co-Investor of this Agreement and the Stockholders Agreement and the documents contemplated hereby and thereby, the performances by such Co-Investor of its obligations hereunder and thereunder and the consummations by such Co-Investor of the transactions contemplated hereby and thereby have been duly authorized by all requisite action on the part of such Co-Investor. This Agreement has been duly executed and delivered by such Co-Investor and, assuming the due authorization, execution and delivery thereof by the other parties hereto, constitutes a legal, valid and binding obligation of such Co-Investor, enforceable against such Co-Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law). At the Contribution Closing, the Stockholders Agreement will have been duly executed and delivered by such Co-Investor and, assuming the due authorization, execution and delivery thereof by the other parties thereto, will
constitute  a  legal,   valid  and  binding  obligation  of  such  Co-Investor,
enforceable against such Co-Investor in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or in law).

     (b) The execution, delivery and performance by such Co-Investor of this Agreement and the Stockholders Agreement and the agreements contemplated hereby and thereby and the consummation by such Co-Investor of the transactions contemplated hereby and thereby does not and will not, with or without the giving of notice or the passage of time or both, (i) subject to the receipt of any required antitrust approvals, violate in any material respect the provisions of any law, rule or regulation applicable to such Co-Investor or its properties or assets, (ii) violate the provisions of the constituent organizational documents or other governing instruments applicable to such Co-Investor, as amended to date, (iii) violate, conflict with or result in any breach, default or contravention of, or the creation of any Lien under, any note, bond, mortgage, contract, agreement, license or other instrument or obligation to which such Co-Investor is a party or by which it or any of its assets are bound, except for such violations, conflicts, breaches, defaults, contraventions or Liens, that, individually or in the aggregate, are not reasonably likely to result in a material adverse effect on the ability of such Co-Investor to consummate the Transactions, or (iv) violate in any material respect any judgment, decree, order or award of any court, governmental or quasi-governmental agency or arbitrator applicable to such Co-Investor or its properties or assets.

     (c) Such Co-Investor (i) is an "accredited investor" within the definition of Regulation D promulgated by the Securities and Exchange Commission pursuant to the Securities Act, (ii) is experienced in evaluating and investing in private placement transactions of securities of companies in a similar stage of development and acknowledges that it is able to fend for itself, can bear the economic risk of such Co-Investor's investment in Parent, and has such knowledge and experience in financial and business matters that such Co-Investor is capable of evaluating the merits and risks of the investment in the Co-Investor Shares and can afford a complete loss of its investment, (iii) has not been organized for the purpose of acquiring the Co-Investor Shares, (iv) understands that no public market now exists for the Co-Investor Shares and there is no assurance that a pubic market will ever exist for the Co-Investor Shares and (v) understands that the Co-Investor Shares may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Co-Investor Shares or an available exemption from registration under the Securities Act, the Co-Investor Shares must be held indefinitely.

     (d) Such Co-Investor's total beneficial ownership of shares of outstanding Company Common Stock as of the date hereof is accurately set forth opposite such Co-Investor's name on Schedule III hereto, and each of such shares representing Co-Investor Contributions when transferred and delivered to Parent, upon the terms and subject to the conditions set forth herein, will be free and clear of all Liens.

     (e) Such Co-Investor (i) has no binding commitment to dispose of any of the Co-Investor Shares; (ii) has not engaged in any discussions with third parties concerning the potential sale of the Co-Investor Shares; and (iii) will not intentionally cause any action to be taken that is reasonably likely to prevent the transactions contemplated by this Agreement from qualifying as a tax-free exchange under Section 351 of the Code.

     (f) No agent, broker, investment banker, financial advisor or other firm or Person is or shall be entitled, as a result of any action, agreement or commitment of such Co-Investor or any of its Affiliates, to any broker's, finder's, financial advisor's or other similar fee or commission in connection with any of the Transactions.

III. VOTING AND EXCLUSIVITY.

     3.1 Voting;  Proxy.

     (a) Each of the Co-Investors agrees to vote or consent (or cause to be voted or consented), in person or by proxy, all shares of Company Common Stock beneficially owned or held of record by such Co-Investor or to which such Co Investor has, directly or indirectly, the right to vote or direct the voting (the "Subject Shares") in favor of the Merger Agreement, the Merger and the other Transactions and any other matter required to effect the Transactions (including one or more adjournments if necessary to solicit additional proxies if there are insufficient votes at the time of any meeting held to approve the Merger Agreement) at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company called to consider such matters; and in the event the approval of such matters is sought through an action by written consent of the stockholders in lieu of a meeting, to timely execute and deliver such written consent in favor of such matters.

     (b) Each of the Co-Investors agrees to vote or consent (or cause to be voted or consented), in person or by proxy, all Subject Shares (i) against any Acquisition Proposal or any agreement or transaction with respect to any Acquisition Proposal and (ii) against any amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the

Company or any of its Subsidiaries (as defined in the Merger Agreement), which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other Transactions or change in any manner the voting rights of Company Common Stock, in each case at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of stockholders of the Company called to consider such matters; and in the event the approval of such matters is sought through an action by written consent of the stockholders in lieu of a meeting, to not consent to such action.

     (c) In order to effectuate  the parties'  intent under  Section  3.1(a) and
Section 3.1(b), each Co-Investor hereby grants to Dipanjan Deb, David ibnAle and Andrew Kowal, with full power of substitution and resubstitution, an irrevocable proxy, which proxy is coupled with an interest, to exercise all voting, consent and similar rights of the Co-Investor with respect to the Subject Shares
(including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting: (i) in favor of the Merger Agreement, the Merger and the other Transactions and any other matter required to effect the Transactions (including in favor of one or more adjournments if necessary to solicit additional proxies if there are insufficient votes at the time of any meeting held to approve the Merger Agreement); (ii) against any Acquisition Proposal or any agreement or transaction with respect to any Acquisition Proposal; and (iii) against any amendment of the Company's certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other Transactions or change in any manner the voting rights of Company Common Stock.

     3.2 Transfer. Except for the Co-Investor Contributions to Parent, the proxy granted pursuant to Section 3.1(c), and the transfer of the Subject Shares pursuant to the Merger Agreement, each Co-Investor agrees not to, directly or indirectly, sell, transfer, pledge, hypothecate, distribute or otherwise dispose of any Subject Shares or grant any proxies, deposit any Subject Shares into any voting trust, or enter into any voting agreement, with respect to such Subject Shares, provided, however, that a Co-Investor may transfer or assign Subject Shares to a Permitted Transferee (as such term is defined in the Stockholders Agreement with respect to the Co-Investors) so long as (i) Parent is given written notice prior to said transfer or assignment, stating the name and address of the Permitted Transferee and specifying the number of Subject Shares that are intended to be transferred or assigned and (ii) the Permitted Transferee assumes in writing the obligations of the transferring Co-Investor under this Agreement.

     3.3 Exclusivity. Each Co-Investor shall not, and it shall cause each of its Subsidiaries, Affiliates (except the Company) and its and their respective Representatives acting on their behalf to not, directly or indirectly, (i) solicit, initiate, encourage, or induce the making, submission or announcement of, any inquiry, proposal or offer with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish to any Person (other than to its Representatives or to Parent or any designees of Parent) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than to its Representatives or to Parent or any designees of Parent), or take any other action intended to assist or facilitate any inquiries or the making of any proposal or offer that constitutes, or that could reasonably be expected to lead to, an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to, or that could reasonably be expected to lead to, an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding, agreement in principle or Contract (as defined in the Merger Agreement) contemplating or otherwise relating to an Acquisition Proposal. Each Co-Investor shall, and shall cause each of its Subsidiaries and its and their respective Representatives acting on its behalf to, immediately cease any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to, or that could reasonably be expected to lead to, any Acquisition Proposal.

     3.4 Certain Definitions. For purposes of this Agreement, the following terms will have the following meanings:

          "Acquisition Proposal" means any proposal or offer (i) relating to a merger, reorganization, consolidation, dissolution, sale of substantial assets, tender offer, exchange offer, recapitalization, liquidation, dissolution, joint venture, share exchange or other business combination involving the Company or any of its Subsidiaries, (ii) for the issuance by the Company of 20% or more of its total outstanding voting securities or
     (iii) to acquire in any manner, directly or indirectly, 20% or more of the capital stock or assets of the Company or any of its Subsidiaries, in each case other than the Merger and the other Transactions.

          "Affiliate" means, when used with respect to any party, any Person who is an "affiliate" of that party within the meaning of Rule 405 promulgated under the Securities Act.

          "Person" means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity (as defined in the Merger Agreement).

          "Representative" means, with respect to any Person, its directors, officers or other employees, Affiliates, or any investment banker, attorney, accountant or other advisor or representative retained by such Person.

          "Subsidiary" means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such party (or another Subsidiary of such party) holds stock or other ownership interests representing (A) more that 50% of the voting power of all outstanding stock or ownership interests of such entity, (B) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity or
     (C) a general or managing  partnership  interest in such  entity.

IV. OTHER COVENANTS.

     4.1 Merger Agreement. The parties hereto acknowledge and agree that Parent will have sole discretion with respect to (a) determining whether the conditions set forth in the Merger Agreement have been satisfied by the appropriate parties thereto and/or whether to waive any of such conditions pursuant to the terms of the Merger Agreement, and (b) the manner and timing of Parent's compliance with the covenants applicable to Parent under the Merger Agreement.

     4.2 Amendment of Certificate of Incorporation of Parent. At or prior to the Contribution Closing, Parent agrees to cause its certificate of incorporation to be amended and restated to read as set forth in the Restated Certificate and to file the Restated Certificate with the Secretary of State of the State of Delaware.

     4.3 Financing Documents. The parties hereto acknowledge and agree that Parent will have sole discretion with respect to the negotiation of definitive debt financing documents with the Lender (or any other debt financing sources) and any supporting lenders based upon the Debt Financing Commitments.

     4.4 Fees and Expenses.

     (a) Subject to Section 4.4(b), the Expenses incurred by each party hereto will be borne by the party incurring such Expenses.

     (b) Parent shall reimburse each Co-Investor for its reasonable out-of-pocket Expenses; provided, however, that Parent shall have no obligation under this Section 4.4(b) to a Co-Investor in the event the Co-Investor fails to make the Co-Investor Contribution at the Contribution Closing if such Co-Investor Contribution is required to be made by the terms hereof.

     (c) For purposes of this Agreement, "Expenses" shall mean, with respect to a party, the fees and expenses incurred by that party in connection with the authorization, preparation, negotiation, execution and performance of this Agreement, the Restated Certificate, the Stockholders Agreement, any related agreements and the transactions contemplated hereby and thereby (including the fees and expenses of counsel, accountants, investment bankers, financing sources and consultants).

     4.5 Agreement to Cooperate; Further Assurances. Subject to the terms and conditions of this Agreement, each party hereto shall use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to satisfy its obligations hereunder.

     4.6 Notification of Certain Matters. Each Co-Investor shall give prompt notice to Parent, and Parent shall give prompt notice to each Co-Investor, as the case may be, of (a) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such Co-Investor or Parent, as the case may be, contained in this Agreement to be untrue or inaccurate at or prior to the Contribution Closing and
(b) any failure of Parent or such Co-Investor, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 4.6 shall not limit or otherwise affect any remedies available to the party receiving such notice. No disclosure by any party pursuant to this Section 4.6 shall prevent or cure any misrepresentations, breach of warranty or breach of covenant.

     4.7 Public Statements. Before any of the Co-Investors shall release any statements concerning this Agreement, the Merger Agreement, the Stockholders Agreement, the Financing Commitments, the Transactions or any of the matters contemplated hereby and thereby which is intended for or may result in public dissemination thereof, such Co-Investor shall cooperate with the other parties hereto and provide the other parties the reasonable opportunity to review and comment upon any such statements and, unless otherwise required by law, shall not release or permit release of any such information without the consent of the other parties, which shall not be unreasonably withheld.

     4.8 Execution of Stockholders' Agreement. At the Contribution Closing, each of the Co-Investors shall execute and deliver to the other parties thereto the Stockholders Agreement.

     4.9 Tax Matters. Parent and each of the Co-Investors agree to report the transactions contemplated by this Agreement in a manner consistent with the intent of the parties hereto that such transactions qualify as a tax-free exchange within the meaning of Section 351 of the Code, and each such party agrees that it will not take a position inconsistent therewith. Parent and each of the Co-Investors hereby agrees to timely file the information required by Treas. Reg. Section 1.351-3 with its income tax return for the year in which the transactions contemplated by this Agreement occur and to comply with the record keeping requirements of Treas. Reg. Section 1.351-3.

     4.10 Senior Preferred Stock. Parent agrees that it will not issue any shares of its Senior Preferred Stock, par value $0.01 per share, to be authorized in the Restated Certificate, unless the Company fails to consummate the transaction contemplated by Section 5.1(e) of the Company Disclosure Letter in accordance with the terms of the Merger Agreement prior to the Contribution Closing.

V. MISCELLANEOUS.

     5.1 Notices. All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by telecopy, telegraph or telex), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy notice, when received, or, in the case of telegraphic notice, when delivered to the telegraph company, or, in the case of telex notice, when sent, answerback received, addressed as follows to Parent and the Co-Investors, or to such other address as may be hereafter notified by the parties hereto:

     (a) if to Parent or Merger Sub, to it at the following address:

                           Meteor Holding Corporation
                           c/o Francisco Partners
                           2882 Sand Hill Road, Suite 280
                           Menlo Park, CA 94025

                           Attn:    Dipanjan Deb
                                    Ann Savellano
                           Telecopy: 650-233-2999

                           with a copy to:

                           Wilson Sonsini Goodrich & Rosati
                           650 Page Mill Road
                           Palo Alto, CA  94304

                           Attn:    Larry W. Sonsini
                                    John A. Fore
                                    Robert T. Ishii
                           Telecopy: 650-493-6811

     (b) If to a Co-Investor, to it at its address set forth in the Stockholders Agreement.

     5.2 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York. Each of the parties to this Agreement (a) hereby irrevocably submits to the exclusive jurisdiction of the United States District Court for the Southern District of New York in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the transaction contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties hereby consents to service of process in any such proceeding in any manner permitted by applicable law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.1 hereof is reasonably calculated to give actual notice.

     5.3 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR
OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

     5.4 Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors.

     5.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided that notwithstanding the foregoing, Parent may assign its rights and obligations hereunder to any Affiliate without the prior written consent of the other parties hereto;
provided further that (a) no such assignment shall relieve Parent of its obligations hereunder, and (b) any such assignment shall be economically neutral to the Co-Investors. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

     5.6 Counterparts. This Agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     5.7 Interpretation. The article and section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

     5.8 Survival. The representations and warranties contained herein will survive the Contribution Closing.

     5.9 Amendments and Waivers. No amendment, modification or supplement to the Agreement shall be enforced against any party unless such amendment, modification or supplement is in writing and signed by Parent and each of the Co-Investors. Any waiver by any party of any term of this Agreement shall not operate as or be construed to be a waiver of any other term of this Agreement. Any waiver must be in writing and signed by the Party charged therewith.

     5.10 Integration. This Agreement, the Merger Agreement, the Stockholders Agreement, the letter agreement between Parent and EA of even date herewith regarding sharing of certain fees, and the documents referred to herein and therein or delivered pursuant hereto or thereto contain the entire understanding of the parties with respect to the subject matter hereof and thereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof and thereof other than those expressly set forth herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to this subject matter. There are no third party beneficiaries having rights under or with respect to this Agreement.

     5.11  Severability.  The  provisions  of  this  Agreement  will  be  deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. 2.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they are entitled at law or in equity.

                  [Remainder of page intentionally left blank]

     IN WITNESS WHEREOF, Parent and the Co-Investors have executed this Agreement as of the day and year first above written.

                                     METEOR HOLDING CORPORATION


                                     By: /s/ David T. ibnAle
                                         -------------------
                                     Name:   David T. ibnAle
                                     Title:  Vice President and Treasurer

                                     ELLIOTT ASSOCIATES, L.P.

                                     By: ELLIOTT CAPITAL ADVISORS, L.P.
                                            its General Partner

                                     By: BRAXTON ASSOCIATES, INC.
                                            its General Partner


                                     By: /s/ Elliot Greenberg
                                         --------------------
                                     Name:   Elliot Greenberg
                                     Title:  Vice President



                                     ELLIOTT INTERNATIONAL, L.P.

                                     By: ELLIOTT INTERNATIONAL CAPITAL
                                            ADVISORS INC.
                                            as Attorney-in-Fact


                                     By: /s/ Elliot Greenberg
                                         --------------------
                                     Name:   Elliot Greenberg
                                     Title:  Vice President

                                   Schedule I

                            Co-Investor Contributions

                                            Co-Investor Contribution
              Co-Investor                (shares of Company Common Stock)
------------------------------ ------------------------------------------------
Elliott Associates, L.P.......                          681,553
Elliott International, L.P....                        1,022,332

                                   Schedule II

                               Co-Investor Shares

         Co-Investor               Shares of               Shares of
                              Parent Common Stock  Parent Junior Preferred Stock
----------------------------- -------------------- -----------------------------
Elliott Associates, L.P......     5,043,492                  11,348
Elliott International, L.P...     7,565,257                  17,022

                                   Schedule III

                            Co-Investor Beneficial Ownership

                                             Beneficial Ownership
              Co-Investor              (Shares of Company Common Stock)
------------------------------ ------------------------------------------------
Elliott Associates, L.P.......                          681,553
Elliott International, L.P....                        1,022,332

                                    Exhibit A

                         Form of Stockholders Agreement

                                    Exhibit B

                      Restated Certificate of Incorporation

                                   Exhibit C

                           Meteor Holding Corporation
                               2882 Sand Hill Road
                                    Suite 280
                              Menlo Park, CA 94025

                               September 12, 2006

Elliott Associates, L.P.
712 Fifth Avenue
New York, NY 10019

Ladies and Gentlemen:

     In connection with the execution of that certain Agreement and Plan of Merger (the "Merger Agreement") dated September 12, 2006 by and among Meteor Holding Corporation ("Parent"), Meteor Merger Corporation, a wholly-owned subsidiary of Parent ("Merger Sub") and Metrologic Instruments, Inc. (the
"Company") whereby Merger Sub will merge with and into the Company (the "Merger"), Parent agrees as follows:

     1. Termination Fee.

     (a) Pursuant to Section 8.3(b) of the Merger Agreement, the Company has agreed to pay to Parent a termination fee in an amount equal to $18,250,000.00 (the "Termination Fee") if the Merger Agreement is terminated for certain reasons specified therein. In the event that the Merger Agreement is terminated by the Company prior to the Closing and the Termination Fee becomes due and payable pursuant to Section 8.3(b) of the Merger Agreement, Parent agrees to apply the Termination Fee as follows: (i) first, to pay the reasonable out-of-pocket third-party fees and expenses incurred by each of Parent, FP-Metrologic, LLC, HK and EA in connection with the authorization, preparation, negotiation, execution and performance of this letter agreement, the Merger Agreement, the Contribution Agreements, the Stockholders Agreement, any related agreements, and the transactions contemplated hereby and thereby (the "Expenses"); and (ii) second, after payment in full of the Expenses, to promptly pay to EA its Pro Rata Portion of the Net Termination Fee (the "Fee").

     (b) If the Termination Fee becomes payable pursuant to Section 8.3(b) of the Merger Agreement and prior to such termination any Acquisition Proposal shall have been made known to the Company or publicly disclosed, and EA or any of its Affiliates does any of the following:

          (A) fails to vote or consent (or cause to be voted or consented), in person or by proxy, any Subject Shares against the Subject Acquisition Proposal or any related proposal submitted for the vote or consent of stockholders in connection with the Subject Acquisition Proposal, or grants any proxies, deposits any Subject Shares into any voting trust, or enters into any voting agreement with respect to any Subject Shares, which Subject Shares are not then voted against the Subject Acquisition Proposal or any such related proposal;

          (B) in the event the Subject Acquisition Proposal involves a tender offer, tenders any Subject Shares in such tender offer; or

          (C) prior to the record date for the vote applicable to the Subject Acquisition Proposal (or, in the event the Subject Acquisition Proposal involves a tender offer, the later of the expiration of the tender offer or, if applicable, the record date for the stockholder vote in respect of the related second-step merger), transfers beneficial or record ownership of the Subject Shares (other than to an Affiliate, in which case the actions of such Affiliate with respect to the Subject Shares shall be deemed to be the actions of EA), then, with respect to each such action (but without duplication), EA will promptly refund to Parent an amount equal to the product of (x) the Fee multiplied by (y) the quotient of the number of Subject Shares with respect to which such action was taken divided by the total number of Subject Shares beneficially owned or held of record by the Co-Investors as of the date hereof; provided, however, that if the Merger Agreement is terminated other than pursuant to Section 8.1(e) (excluding from Section 8.1(e) clauses (i)(A), (iii) and (vi) thereof) or Section 8.1(h) of the Merger Agreement, the obligations of this Section 1(b) shall terminate three months after the termination of the Merger Agreement.

     (c) If the Termination Fee becomes payable pursuant to Section 8.3(b) of the Merger Agreement and prior to such termination any Acquisition Proposal shall have been made known to the Company or publicly disclosed, and EA or any of its Affiliates contributes, exchanges or transfers, or enters into a binding agreement to contribute, exchange or transfer, any Subject Shares in support of the Subject Acquisition Proposal, or makes, or enters into a binding commitment to make, an equity investment in connection with the financing of the transaction contemplated by the Subject Acquisition Proposal, then EA will promptly return the Fee to Parent; provided, however, that if the Merger Agreement is terminated other than pursuant to Section 8.1(e) (excluding from Section 8.1(e) clauses (i)(A), (iii) and (vi) thereof) or Section 8.1(h) of the Merger Agreement, the obligations of this Section 1(c) shall terminate three months after the termination of the Merger Agreement.

     (d) EA will provide such information as Parent reasonably requests to demonstrate that it has not taken any of the actions described in clauses (b) or
(c) above.

     (e) For purposes of this letter agreement:

               "Co-Investors" means EA and Elliott International, L.P.

               "Contribution   Agreement"  means  the  Contribution  and  Voting
          Agreement between Parent and the Co-Investors listed therein dated September 12, 2006, as the same may be amended from time to time.

               "EA" means Elliott Associates, L.P.

               "EA Value" means the product of (i) the number of shares of Company Common Stock that the Co-Investors agreed to contribute to Parent at the Contribution Closing (as defined in the Contribution Agreement) pursuant to the Contribution Agreement multiplied by (ii) the Merger Consideration.

               "FP Commitment Amount" means either (i) $128,000,000.00, in the event the transaction contemplated by Section 5.1(e) of the Company Disclosure Letter (the "Transaction") has been consummated in accordance with the terms of the Merger Agreement prior to the termination of the Merger Agreement or (ii) $153,000,000.00, if the Transaction has not been so consummated prior to the termination of the Merger Agreement.

               "HK" means any of the Shareholder Parties in the Contribution and Voting Agreement between Parent, C. Harry Knowles, and the other parties listed therein dated September 12, 2006, as the same may be amended from time to time.

               "Net  Termination  Fee"  means  the  Termination  Fee  minus  the
          Expenses.

               "Pro Rata Portion" means the quotient obtained by dividing (i) the EA Value by (ii) the sum of (x) the EA Value and (y) the FP Commitment Amount.

               "Subject Shares" shall mean all shares of Company Common Stock beneficially owned or held of record by each of the Co-Investors or to which any of the Co-Investors, directly or indirectly, possesses the right to vote or direct the voting.

               "Subject Acquisition Proposal" means, with respect to Section 1(b) and 1(c) hereof, the Acquisition Proposal referred to therein, which had been made known to the Company or was publicly disclosed prior to the termination of the Merger Agreement.

     2. Definitions. All capitalized terms used but not defined herein shall have the meaning ascribed to them in the Merger Agreement.

     3. Governing Law; Consent to Jurisdiction. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York. Each of the parties hereby consents to service of process in any such proceeding in any manner permitted by applicable law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.1 of the EA Contribution Agreement is reasonably calculated to give actual notice.

     4. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR
OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

     5. Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this letter agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns.

     6. Assignment. Neither this letter agreement nor any of the rights, interests or obligations under this letter agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Notwithstanding the foregoing, Parent may assign its rights and obligations hereunder to any Affiliate without the prior written consent of the other party hereto, in connection with any corresponding assignment by Parent of its rights under the Merger Agreement to receive the Termination Fee, and EA may assign its rights and obligations hereunder to any Affiliate, in each case without the prior written consent of the other party hereto; provided that no such assignment shall relieve the assigning party of its obligations hereunder.

     7. Counterparts. This letter agreement may be executed in two or more counterparts, and by different parties on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     8. Severability. The provisions of this letter agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof.

                            [Signature page follows]

     Please confirm your agreement with the foregoing by signing and returning a copy of this letter agreement to the undersigned.


                             METROLOGIC HOLDING CORPORATION


                             By: /s/ David ibnAle
                                  ---------------
                             Name:   David ibnAle
                             Title:  Vice President and Treasurer

ACCEPTED AND AGREED as
Of the date first written above:


ELLIOTT ASSOCIATES, L.P.

By: ELLIOTT CAPITAL ADVISORS, L.P.
       its General Partner

By: BRAXTON ASSOCIATES, INC.
       its General Partner


By: /s/ Elliot Greenberg
    --------------------
Name:   Elliot Greenberg
Title:  Vice President

                                   Exhibit D

                       Francisco Partners Management, LLC
                         2882 Sand Hill Road, Suite 280
                              Menlo Park, CA 94025

                               September 12, 2006


Elliott Associates, L.P.
712 Fifth Avenue
New York, NY 10019

Ladies and Gentlemen:

     Reference is made to that certain Agreement and Plan of Merger (the "Merger Agreement") dated September 12, 2006 by and among Meteor Holding Corporation
("Parent"), Meteor Merger Corporation, a wholly-owned subsidiary of Parent ("Merger Sub") and Metrologic Instruments, Inc. (the "Company") whereby Merger Sub will merge with and into the Company (the "Merger"). Following consummation of the Merger, Francisco Partners Management, LLC ("Advisor") will enter into an Advisory Agreement with Parent, substantially in the form attached as Exhibit A hereto (as the same may be amended from time to time, the "Advisory Agreement"). Capitalized terms used but not defined herein shall have the meanings given to those terms in the Advisory Agreement.

     For good and valuable consideration, the receipt of which is hereby acknowledged, Advisor hereby agrees with Elliott Associates, L.P. ("EA") as follows:

     1. Advisor will pay to EA its pro rata portion of each of the Transaction Fee, the Advisory Fee and the Termination Fee, in each case promptly following the payment of such fee to Advisor (or its assignee) under the terms of the Advisory Agreement.

     2. For purposes hereof, EA's pro rata portion shall mean: (i) with respect to the Transaction Fee, a fraction, the numerator of which is the number of Common Shares (on an as-converted basis) held by the EA Stockholders (as defined in the Stockholders Agreement) as of immediately following the consummation of the Merger and the denominator of which is the number of Common Shares (on an as-converted basis) held by the EA Stockholders and the FP Stockholders (as defined in the Stockholders Agreement), taken together, as of immediately following the consummation of the Merger; and (ii) with respect to the Advisory Fee, the Termination Fee and the Company Transaction Fee, a fraction, the numerator of which is the number of Common Shares (on an as-converted basis) held by the EA Stockholders and the denominator of which is the number of Common Shares (on an as-converted basis) held by the EA Stockholders, the FP Stockholders and the HK Stockholders (as defined in the Stockholders Agreement), taken together, as of the Measurement Date with respect to each Quarterly Payment in the case of the Advisory Fee, as of the date of the Early Termination notice in the case of the Termination Fee and as of the date of consummation of the Company Transaction in the case of the Company Transaction Fee. For purposes hereof, (a) "Stockholders Agreement" means the Stockholders Agreement to be entered into by and among Parent, FP-Metrologic, LLC, EA and certain other parties in connection with the consummation of the Merger, and (b) the calculation of Common Shares on an "as-converted basis" shall be in accordance with the provisions of the Stockholders Agreement.

     3. In the event that the Company agrees to pay to Advisor, its designee or any of Advisor's affiliates a fee in connection with the consummation of a Company Transaction (a "Company Transaction Fee"), Advisor will pay, or cause such designee or affiliate to pay, to EA its pro rata portion of such fee promptly following receipt by Advisor or such affiliate. For purposes hereof, "Company Transaction" means a merger of the Company with or into another entity (other than pursuant to an Acquisition), a sale of material assets of the Company or any of its subsidiaries (including by means of a merger or sale of capital stock of a subsidiary), a recapitalization, a sale of securities (including by means of a public offering), or other similar transaction with respect to the Company any of its subsidiaries.

     4. In the event Parent and Advisor (or any affiliate of Advisor) enter into an agreement to provide substantially similar services to Parent as those contemplated by the Advisory Agreement, Advisor agrees to pay to EA its pro rata portion of such fees, which shall be determined in a manner consistent with the determination of the Advisory Fee pursuant to Section 2(ii) of this letter agreement, promptly following receipt by Advisor or such affiliate.

     5. For the avoidance of doubt, EA shall not be entitled to receive any payment hereunder with respect to fees paid to Advisor (or any affiliate of Advisor) in connection with any acquisition by the Company or its subsidiary of any entity, division or business, or assets thereof (whether by means of merger, acquisition of stock or assets or other similar transaction) (an "Acquisition").

     6. EA may assign its rights under this letter agreement to any of its affiliates.

     7. This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of New York. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. All of the terms, agreements, covenants, representations, warranties, and conditions of this letter agreement are binding upon, and inure to the benefit of and are enforceable by, the parties and their respective successors and permitted assigns.

                            [Signature page follows]

     Please confirm your agreement with the foregoing by signing and returning a copy of this letter agreement to the undersigned.



                           FRANCISCO PARTNERS
                           MANAGEMENT, LLC



                           By:  /s/ Dipanjan Deb
                               -----------------
                           Name:    Dipanjan Deb
                           Title:   Manager


ACCEPTED AND AGREED as
Of the date first written above:


ELLIOTT ASSOCIATES, L.P.

By: ELLIOTT CAPITAL ADVISORS, L.P.
       its General Partner

By: BRAXTON ASSOCIATES, INC.
       its General Partner


By: /s/ Elliot Greenberg
    --------------------
Name:   Elliot Greenberg
Title:  Vice President